EX-99.B-77D(a)

SUB-ITEM 77D(a): The type of securities (e.g. bonds, preferred stocks, common stocks) in which it may invest, indicating the proportion of the assets which may be invested in each type of security.

IVY FUNDS

Supplement dated January 29, 2016 to the

Ivy Funds Prospectus

dated July 31, 2015

and as supplemented October 30, 2015

The following replaces the first sentence of the third paragraph of the “Principal Investment Strategies” section for Ivy Global Bond Fund on page 54:

The Fund may invest in both investment and non-investment grade securities. It may invest up to 100% of its total assets in non-investment grade bonds, commonly called “high yield” or “junk” bonds, primarily of foreign issuers, that include bonds rated BB+ or lower by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by IICO to be of comparable quality.

The following replaces the first and second sentences of the third full paragraph of the “Additional Information about Principal Investment Strategies, Other Investments and Risks — Ivy Global Bond Fund” section on page 180:

Bonds and other debt securities may be of any maturity (except that, for this purpose, a “bond” is any debt security with an initial maturity greater than one year.) The Fund may invest in both investment and non-investment grade securities. It may invest up to 100% of its total assets in noninvestment grade bonds, primarily of foreign issuers, or unrated securities determined by IICO to be of comparable quality.